                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                   Monarch Media and Entertainment Group, Inc.
           ----------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


              Nevada                                        88-0436489
      ----------------------------------              --------------------
      (State or other jurisdiction of                   (I.R.S. Employer
      Incorporation or organization)                   Identification No.)


             200 - 604 Columbia Street New Westminster, B.C. V3M 1A5
     -----------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)


      Issuer's telephone number:           (604) 515 8971 extension #307
                                      -------------------

           Securities to be registered under Section 12(b) of the Act:

            Title of each class             Name of each exchange on which
            to be so registered             each class is to be registered

                     N/A                              N/A
                     ---                              ---

      Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
               --------------------------------------------------
                                (Title of Class)

                 Monarch Media and Entertainment Group, Inc.

                                 FORM 10-SB12G/A

TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1.     Description of Business.........................................  1

Item 2.     Management's Discussion and Analysis or Plan of Operation.......  6

Item 3.     Description of Property.........................................  7

Item 4.     Security Ownership of Certain Beneficial Owners
            And Management..................................................  7

Item 5.     Directors, Executive Officers, Promoters And
            Control Persons.................................................  9

Item 6.     Executive Compensation.......................................... 10

Item 7.     Certain Relationships and Related Transactions.................. 11

Item 8.     Description of Securities....................................... 12

                                     PART II

Item 1.     Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters..................... 12

Item 2.     Legal Proceedings............................................... 14

Item 3.     Changes in and Disagreements with Accountants................... 14

Item 4.     Recent Sales of Unregistered Securities......................... 14

Item 5.     Indemnification of Directors and Officers....................... 14

                                    PART F/S

Item 1.     Audited Financial Statements.................................... 16

Item 2.     Pro-Forma Condensed Consolidated Financials.........  PF-1 thru PF6

Item 3.     Interim Unaudited Financial Statements.......................... 18

                                    PART III

Item 1.     Index to Exhibits............................................... 19

            Signatures...................................................... 20

                                     PART I

      To simplify the language in this Registration Statement Monarch Media and Entertainment Group, Inc., is referred to herein as "the Company" or "We".

Item 1. Description of Business.

Business of Issuer.

      Monarch Media and Entertainment Group, Inc., a Nevada corporation (the "Company") was formed on December 17, 1997 but did not have any material operations until it acquired Intuitech Marketing Inc. ("Intuitech"). Intuitech was incorporated under the laws of the province of British Columbia on March 25, 1985. The Company acquired all of Intuitech's issued and outstanding shares of common stock making Intuitech a wholly-owned subsidiary of the Company. The business of Intuitech has become the only operating business of the Company and the officers and directors of Intuitech have assumed the officers and director positions of the Company. When used herein the term "Company" refers to the combined entity unless the context otherwise indicate.

      We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, or purchase or sale of a significant amount of assets not in the ordinary course of business.

      On March 29, 2000 the Company entered into an agreement with the shareholders of Intuitech Marketing Inc., British Columbia corporation, ("Intuitech") to acquire a 100% interest in said corporation through an exchange of shares in which the Company issued 4,322,249 restricted shares of its Common Stock solely in exchange for all of the outstanding Common Stock of Intuitech. As a result of this agreement, the shareholders of Intuitech would receive one
(1) share of Monarch common stock for every five (5) shares of their Intuitech common stock. The Company then proceeded to operating the business of Intuitech and became an operating entity to the extent of Intuitech's business, which is presently limited.

Business of Intuitech Marketing Inc.

      Having completed the acquisition of Intuitech, the Company is no longer inactive and has succeeded to the business of Intuitech as presently existing.

      Intuitech's primary business is providing M2D Services to publishers of magazines and trade journals. M2D Services, or magazines to digital, is the process of creating a new product for publishers by repackaging the back issues of their magazines or trade journals into an electronic format and presenting them on a CD-ROM or DVD using Intuitech's P2D Technology. Digital Archive referrers to the new product created using M2D Services that may contain as few as one or as many as hundreds of back issue of a publication.

      P2D Technology, or Print to Digital, is Intuitech's proprietary technology for reading, searching, book marking, printing and placing "post-it-notes" on PDF files or Portable Document Format files.

      Intuitech's M2D Service begins with a full color scan of all pages of all back issues of the particular magazine to be included in the Digital Archive. These scanned images are processed to extract text to build a master search index and converted to industry standard PDF files. This data is then integrated with Intuitech's P2D Technology.

      A custom user interface is designed to give the product the visual appearance and sound effects that are consistent with the specific magazine's style and theme. Usability labs with typical end users are held to ensure that the custom interface is both intuitive and user friendly.

Finally all the elements are combined together onto a CD-Rom or DVD, a commercial package is designed and the final product is then ready for printing, duplication and assembly.

The Publishers Benefits

      The Custom Magazine Archive Product can provide a significant revenue source for our prospective clients, the publishers of our target magazine. For example, using M2D Services to repackage 240 back issues of a monthly magazine having an average of 80 pages each, could be placed on a 5 CD-ROM set. Development costs plus the cost of an initial production and packaging of 30,000 sets would cost approximately $360,000 or $12.00 per set.

      The new Digital Archive product created through the M2D Services provides the publisher with a number of benefits such as:

   o A new product with custom sound and graphics that reflects the look and feel of the magazines specific style;

   o A new product can be sold to existing customers/subscribers resulting in an increase in sales revenue;

   o A new promotional item that can be used in a number of ways to attract new subscribers. (i.e. receive the last 2 years of back issues with your 1st years paid subscription);

   o A method of responding to reprint requests instantly. The publisher can create a single issue version of the Custom Magazine Archive Product through the P2D Service simply by copying the appropriate files to a CD-ROM;

   o  Longer term exposure for advertisements in the publication;

   o Recurring product potential, reissue an updated CD each year for a minimal cost;

   o  Supports distribution of publication over the Internet.

   o Additional product potential, Annual CD-ROM containing all the prior years issues.

Customers Benefit

      When the customer purchases a Digital Archive product they will receive a full archive of all the magazines back issues exactly as they were printed, in a compact and easily accessible CD-ROM format with the ability to:

   o Keep a full color copy of every issue in an easily accessible and compact form; electronically display and zoom in and out on single or multiple pages;

   o Conduct research on specific topics or key words through simple or complex search criteria, over the entire archive in one step;

   o Bookmark specific articles, cartoons, or advertisements for quick access; maintain multiple sets of bookmarks related to a variety of different topics;

   o  E-mail all or part of their bookmark lists to others;

   o Copy articles or graphics and paste them into a word processor or other Windows applications;

   o  Print a single page from any issue, or print an entire magazine;

   o Receive new issues, as they are published, over the Internet and incorporate them into the archive product;

View a full color thumb nail graphic image of each magazine cover, and look though any magazine one page at a time; or search the entire archive at once.

Second-Stage Products and Services

      The Company is developing products for the second phase of its evolution. The second set of software products will enable the company to greatly expand the number of publications it can transfer at any given period of time. The Company hopes to be able to eventually offer its M2D Services for use in publications in multiple languages.

      As funding permits, the Company hopes to be able to develop a strong software team that not only works on the M2D Services but also will be able to develop software for licensing to other software firms. All future development will be dependant on the Company's first product, and potentially upon the Company's ability to generate further investment capital for expansion.

      Although the Company has developed its product and performed initial tests along with Beta runs, management feels the product is several months from full commercialization. Until commercialization of the product is commenced, there can be no assurance of future success. Additionally, although Beta versions of the product do not show any operating problems, upon large-scale usage of the product, it would not be unusual for certain "bugs" to be found which would require correction. This could slow further developments of the software.

Marketing Strategy

      The Company will initially target publishers of specific types of magazines, those that would provide articles that would remain relevant and of interest over a 10 to 15 year period. The ideal publication will contain feature articles, which have maintained their relevance over a number of years, have been in print for at least 10 years, and have a loyal and enthusiastic subscriber base, members of which are early adopters of new electronic products. The types of magazines to be approached are home repair, gardening, professional journals, specific sports journals, veterinary, health care, and travel. The categories for potential publications are numerous. Any magazine that people have collected back issues of for intended future reference, will be ideally suited for the M2D Service.

Competition & Market

      The Company faces many challenges and competitors in its business. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possess. The issuer will be in competition with other experts in the field in which it operates, and it holds no advantage over its competition.

      The MPA (Magazine Publishers of America) reported in their fact sheet entitled Circulation Revenue for ABC Magazines, 1998, the total subscription and single-issue sales for only 612 publications to be over $9.9 billion.

      The Gale Database of Publications and Broadcast Media contains 24,000 listings for general and special interest periodicals and newspapers published in the US and Canada, as well as 11,600 subscriptions, membership, and free newsletters, bulletins and digests. The SRDS (Standard Rate and Data Service) lists 9,600 trade magazines in its "Business Publication Advertising Source," and 3,200 domestic and international consumer magazines in its "Consumer Magazine Advertising Source".

Research and Development

      The Company intends to enhance the P2D Technology to develop a second-generation product for use in its M2D Service and to test this enhanced product during production of the first 4 publications repackaged with its M2D Service. After the technology has been expanded, Intuitech will be able to provide M2D Services to whatever number of publications it is able to secure.

      The costs of the M2D Service is variable depending on a number of factors, including number of publication issues to be transferred from print to digital, the number of pages contained in each publication, and the amount and type of graphics contained in the publication.

Patents and Trademarks

      The Company intends on filing for trademark registration on the name "M2D Services". The Company has been granted Internet registration of the domain names www.print2digital.com to support its P2D Technology as well as www.mags2digital.com and www.mag2digital.com to support the magazine target market for the M2D Services. In addition the Company has registered the Internet domain name www.intuitechmarketing.com to be used for its corporate purposes.

Government Regulation.

      The Company is not subject to any government regulations other than those that normally apply to companies in this industry. Although we will be subject to regulation under the Exchange Act, we believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

      We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract valuable opportunities to complement the companies business.

      We have conducted, and others have made available to us, results of market research indicating that strong demand exists for the business of transference of traditional print to the new digital medium.

Employees.

      The Companies employees consist of its officers and directors. (See "Directors and Executive Officers.")

Offices.

      The Company's temporary executive offices are located at Suite 200 - 604 Columbia Street, New Westminster, B.C. V3M 1A5. The Company believes that these facilities are adequate for the foreseeable needs of the Company for the immediate future; however, as the Company expands its employee base, it anticipates adding additional office space.

Reports to Security Holders.

      The Company has elected December 31, as its year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

      From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company.

      In addition to receipt and examination of annual report and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

      The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers located at http://www.sec.gov.

Item 2. Plan of Operation.

      The Company has acquired a license for an existing archive publisher technology that was used to create a published magazine archive product, and since that time the Company has been updating and enhancing its archive publisher technology. The Company expects to have completed the first set of major enhancements by October 2000. The Company has only just begun limited marketing of its technology. Previous efforts have been focused on the development of the technology and obtaining funds necessary to continue development.

      We have never had revenues from operations. We believe that our plan of operations can be executed through the efforts of current management and will require additional funds. We anticipate that additional business opportunities will be available to us through the contacts of our Officers and Directors. The final evaluation of any additional business opportunities and the negotiation, drafting and execution of all relevant agreements, and any other related instruments will be done by the direction of Tom Williams the company's President. We plan to investigate, to the extent believed reasonable by us, all additional potential business opportunities.

      Although the Company does have other products and services it plans to design and develop, it is unlikely however, that we will have the capital to develop and market these potential products or services at this time. Even if the Company is successful in generating a market for its technology it is likely that the Company will need additional capital to aggressively market its technology and to work on the development of additional products and services. Management anticipates any future capital will be raised through the sale of its securities, which may dilute current shareholders.

      We will also seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

      Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the filings relevant to complying with the Exchange Act. Nonetheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

      We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

Item 3. Description of Property.

      We currently own the source code and the license to use this computer software, which was used to create a Digital Archive product. The Company is creating an enhanced version of this software, referred to as P2D Technology, and has accumulated $37,578 in deferred development costs to June 30, 2000. We currently operate in leased office space at 200-604 Columbia Street New Westminster, B.C. V3M 1A5; we believe that this space is sufficient for us at this time.

      We have no policy with respect to investments in real estate interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      As of August 21, 2000 there were 23,444,349 Shares of our common stock, $0.001 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of August 21, 2000, holds of record or is known by management to own beneficially more than 5% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

------------------------------------------------------------------------------
Title of      Name & Address                  Amount               Percent
Class
------------------------------------------------------------------------------

Common Stock  Maria Lousa DiRuggiero          1,375,000            5.8%
              15185 22nd Ave. Suite 209
              Surrey, BC V4E9T4

------------------------------------------------------------------------------

Common Stock  Steve Haqq                      1,375,000            5.8%
              13626 22 A Ave.
              Surrey, BC V4A9V2
------------------------------------------------------------------------------



Security Ownership of Management (2):

------------------------------------------------------------------------------
Title of      Name & Address                  Amount               Percent
Class
------------------------------------------------------------------------------

Common Stock  Tom Williams                    590,022              2.52%

------------------------------------------------------------------------------

Common Stock  Allan Nienhuis                  1,075,000            4.5%
------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

      There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

      The names of the Company's executive officers and directors and the positions held by them are set forth below:

Name              Age         Position                      Director Since
----              ---         --------                      --------------

Tom Williams      42          President, Secretary          2000
                              & Director

James Dungate     33          Director                      2000


Allan Nienhuis    37          Director                      2000

      The term of office of each director is one year and until his successor is elected at the Company's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information.

      Set forth below is certain biographical information with respect to each of the Company's officers and directors.

      Tom Williams, 42 years of age, is the President, Secretary and Director of the Company. Mr. Williams has served as President and Director of the Company since April 2000 and his terms expire on December 31, 2000.

      Mr. Williams is President and Director of Intuitech Marketing Inc. and is contracted to provide sales and marketing services. Mr. Williams has 16 years of experience in the financial industry across Canada, currently holding licenses in the insurance and securities industries. Mr. Williams has specialized, over the last 6 years, in corporate structure and financing. Prior to this time, from 1984 to 1990, Mr. Williams was employed with Go Vacations Capital Inc., a restricted securities dealer, in various sales positions including sales manager for British Columbia. From 1990 to 1995 Mr. Williams invested extensive time and studies developing his private practice to be independent in the financial industry. He is a member in good standing of The Canadian Association of Insurance and Financial Advisors.

      Mr. Williams serves as a director and or officer of a number of private companies. Mr. Williams is a Director of 2001 Global Technologies Inc., a company developing credit card security technology with manufacturing and marketing, initially in China. He is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). He is also the Secretary/Treasurer and Director of Freedom IV Entertainment Group & Associates Inc. a global multi-media company positioned to provide high quality entertainment product for film, television, video, and Internet distribution. Mr. Williams is the President of WCYC Canada Management Ltd. a corporation established to manage and operate investment properties in British Columbia.

      Mr. James Dungate, 33 years of age, is a director of the company and has served as Director of the Company since April 2000 and his term expires on December 31, 2000. Mr. Dungate has 6 years experience in the securities industry. Mr. Dungate is also Regional Sales Manager of Spectrum Investments, a wholly owned subsidiary of Sun Life Financial, operating Spectrum's Vancouver B.C. office since 1999. Spectrum is an investment management and mutual fund company. Mr. Dungate was an Investment Advisor with Nesbitt Burns, a Canadian full service securities dealer owned by the Bank of Montreal, from 1996 to 1999. Prior to this he worked as a Journalist and Researcher on a documentary on the Canadian Financial Crisis "The Days of Reckoning" produced by Stornoway Productions. During this time he has also provided investor relations services to various companies. Mr. Dungate has also been involved with a number of non-profit organizations including Generation 2000 Toronto where he was a founding member and logistics co-coordinator from 1991 to 1992, and The Evergreen Foundation where he acted as the regional manager for British Columbia from 1992 to 1994. Mr. Dungate graduated from the University of British Columbia in 1990 with a Bachelor of Arts in International Relations.

      Mr. Allan Nienhuis, 37 years of age, is a Director of the company and has served as Director of the Company since April 2000 and his term expires on December 31, 2000. Mr. Nienhuis has been involved in the computer and software development industry for over 15 years. He is currently employed by Class Software Solutions Ltd., as a software developer and has been since
1998. Prior to this time he was self-employed, as a computer aided design and manufacturing system specialist. Mr. Nienhuis has also operated a successful community (not for profit) based computer bulletin board system for several years, focusing on multiplayer computer games.

      We currently have no significant employees other than the officers and directors who provide consulting services and anticipate hiring additional support staff in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.     Executive Compensation.

--------------------------- --------------------- ---------- ----------- ------------ ------------------ --------------- ----------
Name                        Position              Year       Salary /    Bonus         Other             Other Stock     All Other
                                                             Wage                     Compensation       Options
--------------------------- --------------------- ---------- ----------- ------------ ------------------ --------------- ----------

Tom Williams (1)            President &           2000       42,857      2,142  (2)   0                  0               0
                            Secretary

--------------------------- --------------------- ---------- ----------- ------------ ------------------ --------------- ----------

(1) Jim Snow was the president of the Company prior to its merger with Intuitech. Mr. Snow did not receive a salary. Mr. Williams was the President of Intuitech prior to its merger with the Company and did receive a salary during this time. The Company had no operations prior to its merger with Intuitech.

(2) Mr. Williams will receive, a bonus of $2,142 per magazine archive product unit sold after the first 6 units Prior to February 2001.

Options/SAR Grants in Last Fiscal Year.

      The Company has never granted options or stock appreciation rights.

Bonuses and Deferred Compensation.

      Prior to February 2001, Mr. Williams will receive, a bonus of $2,142 per unit for each unit after the first 6 units.

Compensation Pursuant to Plans.

      The Company does not have any compensation or option plans.

Pension Table.

      None

Other Compensation.

      None

Compensation of Directors.

      Directors receive no compensation except for reimbursement for expenses associated with attending a directors meeting.

Termination of Employment and Change of Control Arrangement.

      Their neither are presently nor are there anticipated any agreements regarding change of control of the Company.

Item 7. Certain Relationships and Related Transactions.

      Mr. Williams the President of the company is also the President of Dominion Game Marketing Ltd., a company that develops computer games to be played over the Internet (massive multiplayer games). In October 1999, the Company loaned $50,000 to Dominion Game Marketing Ltd., a Canadian corporation controlled by, Tom Williams the President of the Company. The note was payable on March 30, 2000 and bears interest at 1% per annum on the unpaid balance. The company extended the note repayment to July 2000.

      We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Item 8. Description of Securities

General

      The Company is authorized to issue 50,000,000 shares of capital stock, par value $0.001 per share designated as Common Stock. There are 23,444,349 fully paid and non-assessable shares of Common Stock currently issued and outstanding as of August 21, 2000.

Common Stock

      The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

      Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

      Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

      The Company's Common Stock is currently not quoted or listed for trading with any exchange or market. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company

      Since its inception, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate that it will pay dividends in the foreseeable future.

      As of August 21, 2000 the Company had 23,444,349 shares of its Common Stock issued and outstanding held by approximately 144 shareholders.

      There are 1,662,320 shares of the Common stock of the Company held by Mr. Williams and Mr. Nienhuis, who are affiliated, all of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 1,662,320 shares of common stock outstanding are restricted shares for which the one-year holding period has not expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

      Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.

      Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

      These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

      No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

      As of the date of this registration, we had one hundred forty four (144) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

      We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 2. Legal Proceedings.

      The Company is not, and has not been, involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

      During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing and Associates Ltd.

Item 4. Recent Sales of Unregistered Securities.

      The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

We have never utilized an underwriter for an offering of our securities.

Item 5. Indemnification of Directors and Officers.

      Our Articles of Incorporation provide that to the fullest extent permitted by law, that Directors of the corporation or its stockholders shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) liability for unlawful payments or dividends or unlawful stock purchases or redemption by the corporation; (4) a transaction from which the director derived an improper personal benefit.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999, AND 1998

Item 1.

                                TABLE OF CONTENTS

                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS
      Balance Sheets                                                    2
      Statements of Operations                                          3
      Statements of Cash Flows                                          4
      Statements of Stockholders' Equity (Deficit)                      5
      Notes to Financial Statements                                  6-10

              [Letterhead of Albright, Persing & Associates, Ltd.]

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Monarch Media and Entertainment Group, Inc.

         We have audited the accompanying balance sheets of Monarch Media and Entertainment Group, Inc. (a development stage company) as of December 31, 1999, and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Media and Entertainment Group, Inc. as of December 31, 1999, and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997, and for the period from inception (December 30, 1997) to December 31, 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Albright, Persing & Associates, Ltd.


Reno, Nevada
June 13, 2000

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1999, AND 1998
                       (See Independent Auditors' Report)

                                     ASSETS

                                                                             December 31,               December 31,
                                                                                     1999                        1998
                                                                      -------------------        -------------------
Current Assets

      Cash                                                            $             1,904        $                 -
      Note Receivable                                                              50,000                          -
                                                                      -------------------        -------------------

           Total Assets                                               $            51,904        $                 -
                                                                      ===================        ===================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

      Accounts Payable                                                $                 -        $            11,017
                                                                      -------------------        -------------------
           Total Current Liabilities                                                    -                     11,017
                                                                      -------------------        -------------------

Stockholders' Equity (Deficit)
      Common stock, $.001 par value
           authorized 50,000,000 shares,
           issued and outstanding 19,122,000
           shares at December 31, 1999 and
           2,105,300 shares at December 31,
           1998                                                                    19,122                      2,105
      Additional paid in capital                                                   69,000                          -
      Deficit accumulated during the
                development stage                                                 (36,218)                   (13,122)
                                                                      --------------------       -------------------
           Net Stockholders' Equity (Deficit)                                      51,904                    (11,017)
                                                                      -------------------        -------------------

           Total Liabilities and Stockholders'
                Equity (Deficit)                                      $            51,904        $                 -
                                                                      ===================        ===================


   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception   through

Years ended

                                                    December 31,           December 31,
                                                            1999                   1998                 1997                1999
                                             -----------------------------------------------------------------------------------


Expenses:
      Professional Services                  $            23,060    $            11,017    $           2,105    $         36,182
      Other general and administrative
              expenses                                        36                      -                    -                  36
                                             -------------------    -------------------    -----------------    ----------------
                                                          23,096                 11,017                2,105              36,218
                                             -------------------    -------------------    -----------------    ----------------

            Net (Loss)                                   (23,096)               (11,017)              (2,015)            (36,218)

Other Comprehensive Income (Loss)                              -                      -                    -                   -
                                             -------------------    -------------------    -----------------    ----------------

            Comprehensive (Loss)             $           (23,096)   $           (11,017)   $          (2,015)   $        (36,218)
                                             ====================   ====================   ==================   =================



Net Loss per Share                           $             (.002)   $             (.005)   $           (.001)   $          (.005)
                                             ====================   ====================   ==================   =================

Weighted average
      shares outstanding                              12,393,495              2,105,300            2,105,300           7,235,343
                                             ===================    ===================    =================    ================


   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

Inception through
      Years ended
                                                          December 31,         December 31,
                                                                 1999                  1998                1997               1999
                                                    -------------------------------------------------------------------------------

Cash Flows from (for) Operating Activities:
      Net income (loss)                             $         (23,096)   $          (11,017)   $         (2,015)   $       (36,128)
                                                    ------------------   -------------------   -----------------   ----------------
      Adjustments to reconcile net loss to
           net cash used by operating
           activities:
                (Increase) Decrease in
                     notes receivable                         (50,000)                    -                   -            (50,000)
                Increase (Decrease) in
                     accounts payable                         (11,017)               11,017                   -                  -
                Stock issued for professional
                     services rendered                         11,017                     -               2,015             13,032
                                                    -----------------    ------------------    ----------------    ---------------
                         Net Adjustments                      (50,000)               11,017               2,015            (36,968)
                                                    ------------------   ------------------    ----------------    ----------------

                         Net Cash (Used) by
                            Operating Activities              (73,096)                    -                   -            (73,096)
                                                    ------------------   ------------------    ----------------    ----------------
Cash Flows From Financing Activities:
      Proceeds from sales of stock                             75,000                     -                   -             75,000
                                                    -----------------    ------------------    ----------------    ---------------

                         Net Cash Provided by
                           Financing Activities                75,000                     -                   -             75,000
                                                    -----------------    ------------------    ----------------    ---------------

Net increase (decrease) in cash                                 1,904                     -                   -              1,904

Cash at beginning of year                                           -                     -                   -                  -
                                                    -----------------    ------------------    ----------------    ---------------

Cash at end of period                               $           1,904    $                -    $              -    $         1,904
                                                    =================    ==================    ================    ===============

SUPPLEMENTAL DISCLOSURES

Amount paid for interest                            $               -    $                -    $              -    $             -
                                                    =================    ==================    ================    ===============

Amount paid for income taxes                        $               -    $                -    $              -    $             -
                                                    =================    ==================    ================    ===============


   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             FOR THE PERIODS ENDED DECEMBER 31, 1999, 1998, AND 1997
             AND INCEPTION (DECEMBER 30, 1997) TO DECEMBER 31, 1999
                       (See Independent Auditors' Report)

                                                                                                                    Deficit
                                                                                                                Accumulated
                                                                                             Additional          During the
                                                  Common Stock                                  Paid-in         Development
                                                        Shares               Amount                    Capital
                                                    -----------------------------------------------------------------------------
Total

Issuance of shares of common stock during
       1997, for professional services
       rendered                                      2,105,300    $           2,105     $              -    $              -

Net loss for 1997                                            -                    -                    -              (2,105)
                                              ----------------    -----------------     ----------------    ----------------

Balance, December 31, 1997                           2,105,300                2,105                    -              (2,105)

Net loss for 1998                                            -                    -                    -             (11,017)
                                              ----------------    -----------------     ----------------    -----------------

Balance, December 31, 1998                           2,105,300                2,105                    -             (13,122)

Issuance of shares of common stock during
       1999, for professional services
       rendered                                     11,016,800               11,017                    -                   -

Issuance of shares of common stock for cash
       on December 1, 1999, at $.0125 per
       share                                         6,000,000                6,000               69,000                   -

Net loss for 1999                                            -                    -                    -             (23,096)
                                              ----------------    -----------------     ----------------    ----------------
Balance, December 31, 1999                          19,122,100    $          19,122     $         69,000    $        (36,218)
                                              ================    =================     ================    ================







                                                          Stage
                                              -----------------
Total

Issuance of shares of common stock during
       1997, for professional services
       rendered                               $          2,015

Net loss for 1997                                       (2,105)
                                              ----------------

Balance, December 31, 1997                                   -

Net loss for 1998                                      (11,017)
                                              ----------------

Balance, December 31, 1998                             (11,017)

Issuance of shares of common stock during
       1999, for professional services
       rendered                                         11,017

Issuance of shares of common stock for cash
       on December 1, 1999, at $.0125 per
       share                                            75,000

Net loss for 1999                                      (23,096)
                                              ----------------
Balance, December 31, 1999                    $         51,904
                                              ================



   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1999, 1998, AND 1997 AND INCEPTION
                    (DECEMBER 30, 1997) TO DECEMBER 31, 1999



NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Business

        Monarch Media and Entertainment Group, Inc. (the "Company") a Nevada corporation located in Dickson, Tennessee, was incorporated on December 17, 1997. The Company is in the business of developing, managing, and marketing and distribution for the publishing and recording industry.

    The Company has been in the development stage since its formation. It is primarily engaged in financial planning, raising capital, and developing its planned business activities.

Risks and Uncertainties

    The Company has not generated significant revenue during the years ended December 31, 1999, 1998, and 1997, and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the Company will obtain the funding on terms favorable to or affordable. As discussed in Note 4 below, the Company is in the process of completing a merger acquisition, but there are no assurances that the merger will be profitable. Ultimately, however, the company will need to achieve profitable operations in order to continue as a going concern.

    These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

    Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1999, 1998, AND 1997 AND INCEPTION
                    (DECEMBER 30, 1997) TO DECEMBER 31, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Concentrations of Credit Risk

    The Company maintains cash balances at one bank located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

    Effective December 30, 1997, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of
(1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Income Taxes

    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted SFAS No. 109 effective December 30, 1997, at its inception.

Net Loss per Share

    In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. The Company adopted SFAS No. 128 effective December 30, 1997.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1999, 1998, AND 1997 AND INCEPTION
                    (DECEMBER 30, 1997) TO DECEMBER 31, 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

    Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

New Accounting Standards

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure, but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

    In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1999, 1998, AND 1997 AND INCEPTION
                    (DECEMBER 30, 1997) TO DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

    As discussed in Note 1, the Company adopted SFAS No. 109 effective December 30, 1997. One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At December 31, 1999, 1998 and 1997, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                                   1999          1998           1997
                                          ------------------------------------------

   Net operating loss carryforwards (tax) $       5,433  $      1,968   $        316

   Less: valuation allowance                     (5,433)       (1,968)          (316)
                                          -------------  ------------   ------------

                                          $           -  $          -   $          -
                                          =============  ============   ============

   As of December 31, 1999, the Company has net operating loss carryforwards of approximately $36,218 for Federal income tax return purposes, which expire through 2014. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1999, 1998, AND 1997 AND INCEPTION
                    (DECEMBER 30, 1997) TO DECEMBER 31, 1999



NOTE 3 - STOCKHOLDERS' EQUITY

   During the period ended December 31, 1999, the Company commenced a private offering, exempt from registration requirements under Rule 504 of Regulation D, of 6,000,000 shares of common stock at $.0125 per share. A total of 6,000,000 shares were purchased, resulting in proceeds to the Company of $75,000.

NOTE 4 - SUBSEQUENT EVENTS

Acquisition

   On March 29, 2000, the Company entered into an agreement to acquire all the issued and outstanding shares of stock of Intuitech Marketing, Inc., a Canadian company that acquires and enhances existing software technologies and products so that they can be reintroduced to the market place, in exchange for 4,322,249 shares of restricted common stock at $.01 per share.

          MONARCH MEDIA & ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      In April 2000, Monarch Media and Entertainment Group, Inc. merged with Intuitech Marketing, Inc. (collectively "the Company"). Intuitech Marketing, Inc. ("Intuitech") was a Canadian corporation in the business of acquiring and enhancing existing software technologies for reintroduction into the market place. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary or Monarch Media and Entertainment Group, Inc. (Monarch) even though the Company's new Board of Directors consists solely of Intuitech management, and Monarch Media lacks substantial assets, liabilities or marketable products. The existing shareholders of Monarch Media retained their 19,122,000 shares and the stockholders of Intuitech received shares of Monarch Media at a ratio of approximately 5 to 1 for a total of 4,322,349 shares. For accounting purposes, the acquisition was treated as a recapitalization of Intuitech rather than a business combination. Intuitech, as the accounting acquiror, did not record goodwill or any other intangible asset for this "reverse acquisition".

      The accompanying condensed consolidated financial statements illustrate the effect of the acquisition (Pro Forma) on the results on the Company's financial position and results of operations. The consolidated balance sheet as of December 31, 1999, is based on the historical balance sheets of Monarch Media and Intuitech as of that date and assumes the acquisition took place on that date. The condensed consolidated statements of income for the year ended December 31, 1999, and the period ended June 30, 1999, are based on the historical statements of income of Monarch Media and Intuitech for those periods. The pro forma condensed consolidated statements of income assume the acquisition took place on January 1, 1999. No pro forma condensed consolidated balance sheet as of June 30, 2000, has been presented because the accounting for the acquisition was reflected in the Company's condensed consolidated balance sheet as of June 30, 2000.

      Intuitech reported using a fiscal year end date of April 30th. To prepare the pro forma condensed consolidated financial statements, the financial information of Intuitech had to be presented on the December 31 year-end of Monarch Media.

      The pro forma condensed consolidated financial statements may not be indicative of the actual results of the acquisition.

      The accompanying pro forma condensed consolidated financial statements should be read in connection with the historical financial statements of Monarch Media and Intuitech.

                    MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                         STATEMENT OF FINANCIAL POSITION
                                    UNAUDITED
                          YEAR ENDED DECEMBER 31, 1999



                                                  Monarch                                                            Monarch
                                                   Media             Intuitech             Purchase                    Media
                                                 Pre-Merger          Pre Merger           Adjustments               Post-Merger
                                             ------------------  ------------------   ------------------        ------------------

Cash                                         $            1,904  $            1,493   $                -        $            3,397
GST Receivable                                                -               1,284                    -                     1,284
Note Receivable                                          50,000                   -                    -                    50,000
Subscriptions Receivable                                      -              27,532                    -                    27,532
Software                                                      -              33,910                    -                    33,910
                                             ------------------  ------------------   ------------------        ------------------

      Total Assets                           $           51,904  $           64,219   $                -        $          116,123
                                             ==================  ==================   ==================        ==================

Accounts Payable                             $                -  $            6,804   $                -        $            6,804
Loans Payable                                                 -                 344                    -                       344
Due to Shareholders                                           -                 121                    -                       121
                                             ------------------  ------------------   ------------------        ------------------

      Total Liabilities                                       -               7,269                    -                     7,269
                                             ------------------  ------------------   ------------------        ------------------

Common Stock                                             19,122              90,534                4,323                    23,445
                                                                                                 (90,534)

Paid in Capital                                          69,000                   -               (4,323)                  118,993
                                                                                                 (36,218)
                                                                                                  90,534

Accumulated Deficit                                     (36,218)            (33,584)              36,218                   (33,584)
                                             ------------------  ------------------   ------------------        ------------------

      Total Equity                                       51,904              56,950                    -                   108,853
                                             ------------------  ------------------   ------------------        ------------------

      Total Liabilities and Equity           $           51,904  $           64,219   $                -        $          116,123
                                             ==================  ==================   ==================        ==================

                    MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                    UNAUDITED
                          YEAR ENDED DECEMBER 31, 1999


                                               Monarch
                                               Media &
                                           Entertainment         Intuitech
                                             Group, Inc.       Marketing, Inc.       Adjustments                 Pro Forma
                                         ------------------  ------------------   ------------------        ------------------

Revenues                                 $                -  $                -   $                -        $                -
Cost of Revenues                                          -                   -                    -                         -
                                         ------------------  ------------------   ------------------        ------------------
      Gross Profit                                        -                   -                    -                         -
                                         ------------------  ------------------   ------------------        ------------------

Operating Expenses                                   23,096               3,970                    -                    27,066
Income (Loss) from
   Operations                                       (23,096)             (3,970)                   -                   (27,066)
Other Income (Expense)                                    -                   3                    -                         3
Income (Loss) Before
   Provision for Income
   Taxes                                            (23,096)             (3,967)                   -                   (27,063)
Provision for Income Taxes`                               -                   -                    -                         -
                                         ------------------  ------------------   ------------------        ------------------

      Net Income (Loss)                  $          (23,096) $           (3,967)  $                -        $          (27,063)
                                         ==================  ==================   ==================        ==================

      Net (Loss) per Share               $           (0.002)                                                $           (0.002)
                                         ==================                                                 ==================

      Weighted Average
        Number of Shares
        Outstanding                              12,393,495                                4,322,249                16,715,744
                                         ==================                    =====================        ==================

                    MONARCH MEDIA & ENTERTAINMENT GROUP, INC.
                        PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                                    UNAUDITED
                         SIX MONTHS ENDED JUNE 30, 1999

                                           Monarch
                                           Media &
                                        Entertainment              Intuitech
                                          Group, Inc.            Marketing, Inc.       Adjustments                 Pro Forma
                                      ------------------       ------------------   ------------------        ------------------

Revenues                              $                -       $                -   $                -        $                -
Cost of Revenues                                       -                        -                    -                         -
                                      ------------------       ------------------   ------------------        ------------------
      Gross Profit                                     -                        -                    -                         -
                                      ------------------       ------------------   ------------------        ------------------

Operating Expenses                                11,530                    3,040                    -                    14,570
Income (Loss) from
   Operations                                    (11,530)                  (3,040)                   -                   (14,570)
Other Income (Expense)                                 -                        -                    -                         -
Income (Loss) Before
   Provision for Income
   Taxes                                         (11,530)                  (3,040)                   -                   (14,570)
Provision for Income Taxes`                            -                        -                    -                         -
                                      ------------------       ------------------   ------------------        ------------------

      Net Income (Loss)               $          (11,530)      $           (3,040)  $                -        $          (14,570)
                                      ==================       ==================   ==================        ==================

      Net (Loss) per Share            $           (0.001)                                                     $           (0.001)
                                      ==================                                                      ==================

      Weighted Average
        Number of Shares
        Outstanding                           10,697,364                                     4,322,249                15,019,613
                                      ==================                            ==================        ==================

          MONARCH MEDIA AND ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES

   NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



NOTE 1 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED BALANCE SHEET

      To reflect the recapitalization of Intuitech, adjustments were made to record the issuance of 4,322,249 of $.001 par value Monarch Media common stock in exchange for the outstanding shares of Intuitech, eliminate Intuitech's common stock, and eliminate Monarch Media's accumulated deficit.

NOTE 2 - ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME

       Intuitech reported on a fiscal year ending in April. Monarch Media reported on a calendar year end (December 31). To properly consolidate the two entities, Intuitech's financial statements were restated to an interim period ending in June and a calendar year ending in December. Interim income statements were added and subtracted to arrive at the six month and twelve month periods. Also, since Intuitech's financial statements were reported in Canadian currency, it was necessary to translate revenues and expenses into U.S. currency. The following is summary of the amounts in U.S. currency included and excluded to arrive at the restated statements.

For the Six Months Ended June 30, 1999

                                                                                                                       Net
                                                                         Gross                Gross                  Income
                                                                        Revenues              Profit                 (Loss)
                                                                   ------------------   ------------------     ------------------

Intuitech
---------

Twelve months ended 4/30/99                                        $                -   $                -     $            3,063

Less:
Eight months ended 12/31/98                                                         -                    -                    (23)

Plus:
Two months ended 6/30/99                                                            -                    -                      -
                                                                   ------------------   ------------------     ------------------

Six months ended 6/30/99                                           $                -   $                -     $            3,040
                                                                   ==================   ==================     ==================

For the Year Ended December 31, 1999

                                                                                                                       Net
                                                                         Gross                Gross                  Income
                                                                        Revenues              Profit                 (Loss)
                                                                   ------------------   ------------------     ------------------


Intuitech

Six months ended 6/30/99                                           $                -   $                -     $            3,040

Plus:
Six  months ended 12/31/99                                                         (3)                 930                    927
                                                                   ------------------   ------------------     ------------------

Twelve months ended 12/31/99                                       $                -   $                -     $            3,967
                                                                   ==================   ==================     ==================

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     INTERIM UNAUDITED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

           ITEM 3.

                                TABLE OF CONTENTS

                                                                      PAGE

ACCOUNTANTS' DISCLAIMER OF OPINION                                       1

FINANCIAL STATEMENTS
Unaudited Balance Sheets                                                 2
Unaudited Statements of Operations                                       3
Unaudited Statements of Cash Flows                                     4-5
Unaudited Statements of Stockholders' Equity (Deficit)                 6-9
Notes to Unaudited Financial Statements                              10-15

              [Letterhead of Albright, Persing & Associates, Ltd.]

                       ACCOUNTANTS' DISCLAIMER OF OPINION

To the Shareholders and Board of Directors
Monarch Media and Entertainment Group, Inc.


         The accompanying consolidated balance sheet of Monarch Media and Entertainment Group, Inc. and subsidiaries as of June 30, 2000, and the related consolidated statements of operations, stockholders equity, and cash flows for the six months ended June 30, 2000, were not audited by us, and accordingly, we do not express an opinion on them.

         Also, the statements of operations, stockholders equity, and cash flows for Monarch Media and Entertainment Group, (previously Intuitech Marketing, Inc.) for the six months ended June 30, 1999, and for the period from inception (March 27, 1985) to June 30, 2000, were not audited by us, and accordingly, we do not express an opinion on them.


                              /s/ Albright, Persing & Associates, Ltd.

August 18, 2000

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)


                                     ASSETS

Current Assets

      Cash                                                                                       $            76,990
      Accounts receivable                                                                                      1,446
      Note Receivable                                                                                         50,000
                                                                                                 -------------------
           Total Current Assets                                                                              128,436
                                                                                                 -------------------

Other Assets:
      Software, net of accumulated amortization
           of $6,782                                                                                          27,128
      Deferred Development Costs, net of accumulated
           amortization of $1,296                                                                             37,578
                                                                                                 -------------------
                                                                                                              64,706
                                                                                                 -------------------

      Total Assets                                                                               $           193,142
                                                                                                 ===================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
      Accounts Payable                                                                           $             7,583
      Due to Stockholders                                                                                        400
                                                                                                 -------------------
           Total Current Liabilities                                                                           7,983
                                                                                                 -------------------

Stockholders' Equity
      Common stock, $.001 par value
           authorized 50,000,000 shares,
           issued and outstanding 23,444,349
           shares at June 30, 2000                                                                            23,444
      Additional paid in capital                                                                             220,122
      Deficit accumulated during the
           development stage                                                                                 (61,587)
      Aggregate translation adjustment                                                                         3,180
                                                                                                 -------------------
           Net Stockholders' Equity                                                                          185,159
                                                                                                 -------------------
      Total Liabilities and Stockholders'
                Equity                                                                           $           193,142
                                                                                                 ===================




   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                          Six Months Ended                      Inception
                                                                              June 30,                            Through
                                                             ----------------------------------------            June 30,
                                                                            2000                 1999                2000
                                                             -------------------    -----------------    ----------------

Net Sales                                                    $                 -    $               -    $         52,827
Cost of Sales                                                                  -                    -              36,731
                                                             -------------------    -----------------    ----------------
      Gross Profit                                                             -                    -              16,096
                                                             -------------------    -----------------    ----------------

Expenses
      Professional Services                                               14,502                  311              21,632
      Other general and administrative expenses                            5,474                    -              51,956
                                                             -------------------    -----------------    ----------------
                                                                          19,976                  311              73,588
                                                             -------------------    -----------------    ----------------

Loss from Operations                                                     (19,976)                (311)            (57,492)
                                                             -------------------    -----------------    ----------------

Other Income (Expense)
      Interest income                                                        256                    -                 256
      Interest expense                                                         -               (1,517)             (7,531)
                                                             -------------------    -----------------    ----------------
                                                                             256               (1,517)             (7,275)
                                                             -------------------    -----------------    ----------------

            Net (Loss)                                                   (19,720)              (1,828)            (64,767)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment                                     (857)              (1,212)              3,180
                                                             -------------------    -----------------    ----------------

            Comprehensive (Loss)                             $           (20,577)   $          (3,040)   $        (61,587)
                                                             ===================    =================    ================



Net Loss per Share                                           $            (0.006)   $               -    $         (0.590)
                                                             ===================    =================    ================

Weighted average shares outstanding                                    3,147,040                    -             104,316
                                                             ===================    =================    ================



   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                          Six Months Ended                      Inception
                                                                              June 30,                            Through
                                                             ----------------------------------------            June 30,
                                                                            2000                 1999                2000
                                                             -------------------    -----------------    ----------------

Cash Flows from (for) Operating Activities:
      Net income (loss)                                      $           (20,577)   $          (3,040)   $        (61,587)
                                                             -------------------    -----------------    ----------------
      Adjustments to reconcile net loss to
            net cash used by operating
            activities:
               Amortization                                                4,687                    -               8,078
               (Increase) in translation adjustments                        (857)              (1,212)              3,180
               (Increase) Decrease in
                  receivables                                             27,620                    -              (1,196)
               (Increase) Decrease in prepaid expenses                     1,381                    -               1,381
               (Increase) in software                                          -                    -             (33,910)
               (Increase) in deferred development costs                  (38,873)                   -             (38,873)
               Increase (Decrease) in
                  accounts payable                                           435                  595               7,583
               (Decrease) in due to stockholders                          (1,721)               3,657              (1,600)
                                                             -------------------    -----------------    ----------------
                     Net Adjustments                                      (7,328)               3,040             (55,357)
                                                             -------------------    -----------------    ----------------
                     Net Cash (Used) by
                        Operating Activities                             (27,905)                   -            (116,944)
                                                             -------------------    -----------------    ----------------

Cash Flows From Investing Activities:
      Cash acquired during recapitalization                                1,880                    -               1,880
                                                             -------------------    -----------------    ----------------
                     Net Cash Provided by Investing
                        Activities                                         1,880                    -               1,880
                                                             -------------------    -----------------    ----------------

Cash Flows From Financing Activities:
      Proceeds from sales of stock                                       101,522                    -             192,054
                                                             -------------------    -----------------    ----------------

          Net Cash Provided by
                  Financing Activities                                   101,522                    -             192,054
                                                             -------------------    -----------------    ----------------

Net increase (decrease)  in cash                                          75,497                    -              76,990

Cash at beginning of year                                                  1,493                    -                   -
                                                             -------------------    -----------------    ----------------

Cash at end of period                                        $            76,990    $               -    $         76,990
                                                             ===================    =================    ================





   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Amount paid for interest                                  $                  -   $               -    $               -
                                                          ====================   =================    =================

Amount paid for income taxes                              $                  -   $               -    $               -
                                                          ====================   =================    =================



SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Assets and Liabilities Acquired in Recapitalization
      Note receivable                                     $             50,250
      Prepaid expenses                                                   1,381
      Accounts payable                                                  (1,095)
      Due to stockholders                                               (2,000)




   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                                                       Deficit
                                                                                                     Accumulated
                                                   Common Stock                   Additional         During the
                                     --------------------------------------         Paid-in          Development
                                           Shares                Amount             Capital             Stage
                                     ----------------    ------------------    ----------------   -----------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -    $                -    $             -    $               -

Net loss for 1986                                   -                     -                  -               (4,891)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April, 30, 1986                            -                     -                  -                (4891)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                  -                    -

Net loss for 1987                                   -                     -                  -              (10,048)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1987                             -                     -                  -              (14,939)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                  -                    -

Net loss for 1988                                   -                     -                  -              (11,998)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1988                             -                     -                  -              (26,937)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                  -                    -

Net loss for 1989                                   -                     -                  -               (1,246)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1989                             -                     -                  -              (28,183)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                  -                    -

Net loss for 1990                                   -                     -                  -                5,525
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1990                             -                     -                  -              (22,658)




                                         Equity
                                       Adjustment
                                      From Foreign
                                        Currency
                                       Translation            Total
                                     ---------------    ---------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars            $           (34)   $           (34)

Net loss for 1986                                  -             (4,891)
                                     ---------------    ---------------

Balance, April, 30, 1986                         (34)            (4,925)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                     (1,435)            (1,435)

Net loss for 1987                                  -            (10,048)
                                     ---------------    ---------------

Balance, April 30, 1987                       (1,469)           (16,408)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                     (1,972)            (1,972)

Net loss for 1988                                  -            (11,998)
                                     ---------------    ---------------

Balance, April 30, 1988                       (3,441)           (30,378)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                       (832)              (832)

Net loss for 1989                                  -             (1,246)
                                     ---------------    ---------------

Balance, April 30, 1989                       (4,273)           (32,456)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                          9                  9

Net loss for 1990                                  -              5,525
                                     ---------------    ---------------

Balance, April 30, 1990                       (4,264)           (26,922)



   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                                                       Deficit
                                                                                                     Accumulated
                                                   Common Stock                   Additional         During the
                                     --------------------------------------         Paid-in          Development
                                           Shares                Amount             Capital             Stage
                                     ----------------    ------------------    ----------------   -----------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1991                                   -                     -                   -                (534)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1991                             -                     -                   -             (23,192)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1992                                   -                     -                   -                (276)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1992                             -                     -                   -             (23,468)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1993                                   -                     -                   -              (3,802)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1993                             -                     -                   -             (27,270)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1994                                   -                     -                   -              (2,699)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1994                             -                     -                   -             (29,969)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1995                                   -                     -                   -              (1,316)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1995                             -                     -                   -             (31,285)




                                         Equity
                                       Adjustment
                                      From Foreign
                                        Currency
                                       Translation            Total
                                     ---------------    ---------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      1,047              1,047

Net loss for 1991                                  -               (534)
                                     ---------------    ---------------

Balance, April 30, 1991                       (3,217)           (26,409)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      2,442              2,442

Net loss for 1992                                  -               (276)
                                     ---------------    ---------------

Balance, April 30, 1992                         (775)           (24,243)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      1,170              1,170

Net loss for 1993                                  -             (3,802)
                                     ---------------    ---------------

Balance, April 30, 1993                          395           (26,875)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      1,158              1,158

Net loss for 1994                                  -             (2,699)
                                     ---------------    ---------------

Balance, April 30, 1994                        1,553            (28,416)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                       (393)              (393)

Net loss for 1995                                  -             (1,316)
                                     ---------------    ---------------

Balance, April 30, 1995                        1,160            (30,125)



   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                                                       Deficit
                                                                                                     Accumulated
                                                   Common Stock                   Additional         During the
                                     --------------------------------------         Paid-in          Development
                                           Shares                Amount             Capital             Stage
                                     ----------------    ------------------    ----------------   -----------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1996                                   -                     -                   -                (576)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1996                             -                     -                   -             (31,861)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1997                                   -                     -                   -              (1,249)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1997                             -                     -                   -             (33,110)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1998                                   -                     -                   -                (543)
                                     ----------------    ------------------    ----------------   -----------------

Balance, April 30, 1998                             -                     -                   -             (33,653)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for May, 1998
       through December
       31, 1998                                     -                     -                   -                   -
                                   ------------------    ------------------    ----------------    ----------------

Balance, December 31,
       1998                                         -                     -                   -             (33,653)

Issuance of common
       stock during 1999
       for cash                             1,713,858                 1,714                   -                   -




                                         Equity
                                       Adjustment
                                      From Foreign
                                        Currency
                                       Translation            Total
                                     ---------------    ---------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                       (169)              (169)

Net loss for 1996                                  -               (576)
                                     ---------------    ---------------

Balance, April 30, 1996                          991            (30,870)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      1,447              1,447

Net loss for 1997                                  -             (1,249)
                                     ---------------    ---------------

Balance, April 30, 1997                        2,438            (30,672)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                      2,331              2,331

Net loss for 1998                                  -               (543)
                                     ---------------    ---------------

Balance, April 30, 1998                        4,769            (28,884)

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                        (91)               (91)

Net loss for May, 1998
       through December
       31, 1998                                    -                  -
                                   -----------------    ---------------

Balance, December 31,
       1998                                    4,678            (28,975)

Issuance of common
       stock during 1999
       for cash                                    -              1,714



   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



                                                                                                       Deficit
                                                                                                     Accumulated
                                                   Common Stock                   Additional         During the
                                     --------------------------------------         Paid-in          Development
                                           Shares                Amount             Capital             Stage
                                     ----------------    ------------------    ----------------   -----------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss for 1999                                   -                     -                   -              (7,357)
                                     ----------------    ------------------    ----------------   -----------------

Balance, December 31,
       1999                                 1,713,858                 1,714                   -             (41,010)

Issuance of common
       stock during 2000
       for cash                             2,608,391                 2,608                   -                   -

Effects of recapitalization                19,122,100                19,122             220,122                   -

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                           -                     -                   -                   -

Net loss through June 30,
       2000                                         -                     -                   -             (20,577)
                                     ----------------    ------------------    ----------------   -----------------

Balance, June 30, 2000                     23,444,349    $           23,444    $        220,122   $         (61,587)
                                     ================    ==================    ================   =================



                                         Equity
                                       Adjustment
                                      From Foreign
                                        Currency
                                       Translation            Total
                                     ---------------    ---------------

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                       (641)              (641)

Net loss for 1999                                  -             (7,357)
                                     ---------------    ---------------

Balance, December 31,
       1999                                    4,037            (35,259)

Issuance of common
       stock during 2000
       for cash                                    -              2,608

Effects of recapitalization                        -            239,244

Aggregate Adjustment
  resulting from trans-
  lation of financial state-
  ments into U.S. dollars                       (857)              (857)

Net loss through June 30,
       2000                                                     (20,577)
                                     ---------------    ---------------

Balance, June 30, 2000               $         3,180    $       185,159
                                     ===============    ===============




   The accompanying notes are an integral part of these financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
                (Unaudited - See Accountants' Disclaimer of Opinion)



NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

    Monarch Media and Entertainment Group, Inc. and its wholly owned subsidiary, Intuitech Marketing, Inc. (collectively "the Company"), a development stage enterprise, operates in the business of acquiring and enhancing existing software technologies and products so that they can be reintroduced to the market place.

    In April 2000, Monarch Media and Entertainment Group, Inc. ("Monarch Media") acquired all of the outstanding common stock of Intuitech Marketing, Inc. ("Intuitech") by issuing 4,322,249 shares of its common stock. In connection with the legal form of the transaction, Intuitech became a wholly owned subsidiary of Monarch Media, even though the Company's new Board of Directors consists solely of Intuitech management and Monarch Media lacks substantial assets, liabilities, or marketable products. For accounting purposes, the acquisition was treated as a recapitalization of Intuitech rather than a business combination. Intuitech, as the accounting acquiror, did not record goodwill or any other intangible asset for this "reverse acquisition."

    The historical financial statements are those of Intuitech. Intuitech, a development stage enterprise, was a Canadian corporation formed in 1985 and reported using a fiscal year end of April 30. Intuitech has been and continues to be involved in acquiring and enhancing existing software technologies for reintroduction into the market place. All financial statement amounts have been translated from Canadian currency to U.S. currency and, as of 1998, have been presented on the December 31 year-end of Monarch Media. Loss per share has been restated for all periods prior to the acquisition to include the number of equivalent shares received by Intuitech's stockholders in the reverse acquisition.

    The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1999:

    Net Loss                     $   (27,063)
                                 ===========

    Earnings per share:
            Basic
           Net Loss              $    (0.002)
                                 ===========

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Risks and Uncertainties

    Since its inception, Intuitech, and more recently the Company, has been primarily engaged in directing, supervising, and coordinating research and development efforts in the continuing development of its products and raising funds.

    There is no assurance that the Company's research, development, and marketing activities will be successful, that the Company will have commercially acceptable products, or that the Company will achieve significant sales of such products. The Company has incurred net losses and has an accumulated deficit at June 30, 2000. In addition, the Company operates in an environment of rapid change in technology and is dependent upon its ability to obtain additional funding and execute its business plan. If the Company is unable to successfully bring its technologies to commercialization, it is unlikely that the Company could continue as a business.

    These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

    Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

 Concentrations of Credit Risk

    The Company maintains cash balances at various banks; one is located in Hendersonville, Tennessee. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The other bank deposit accounts are maintained in several banks throughout Canada. Accounts at each bank are insured by the Canadian Deposit Insurance Corporation (CDIC) up to $60,000 (Canadian currency) per bank. The Company's cash balances, at times, may exceed insured limits.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Fair Value of Financial Instruments

    In accordance with the Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), the carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107 do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of (1) the limited information available to the Company, and (2) the significance of the cost to obtain independent appraisals for this purpose.

Software and Deferred Development Costs

    The company accounts for the costs of developing software products to be used internally in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use which allows for costs incurred during the application development stage to be capitalized upon the establishment of technological feasibility and subsequently reported on the balance sheet at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Asset Impairment

    The Company reviews its intangibles and other long-lived assets periodically in accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, to determine potential impairment by comparing the carrying value of the assets with estimated undiscounted future cash flows expected to result from the use of the assets, including cash flows from disposition. Based on this analysis, if the sum of the expected future undiscounted net cash flow is less than its carrying value, the Company would determine whether an impairment loss should be recognized. At June 30, 2000, it was determined that there were no asset impairments.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

Income Taxes

    The Company accounts for income taxes by the asset/liability approach in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax consequences when reported amounts of assets and liabilities are recovered or paid. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse. The provision for income taxes, if any, represents the total income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The tax benefits related to operating loss carryforwards are recognized if management believes, based on available evidence, that it is more likely than not that they will be realized.

Net Loss per Share

    In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") and was effective for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. Upon adoption, all prior EPS data was restated.

    Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.

    Since the Company has no common shares that are potentially issueable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - Continued

New Accounting Standards

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement does not, however, require a specific format for the disclosure but requires the Company to display an amount representing total comprehensive income for the period in its financial statements. Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain
(loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

    In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the manner in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company is currently not in formal business operations and does not have any reportable operating segments.

    In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. However, the effective date for this pronouncement was delayed for one year from the original effective date of fiscal years beginning after June 15, 1999. Since the Company does not deal in derivative instruments or hedging activities, it is anticipated that this pronouncement will have no impact on the Company's financial statements.

                   MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
                 AND INCEPTION (MARCH 27, 1985) TO JUNE 30, 2000
              (Unaudited - See Accountants' Disclaimer of Opinion)



NOTE 2 - INCOME TAXES

     One of the provisions of SFAS 109 enables companies to record deferred tax assets for the benefit to be derived from the utilization of net operating loss carryforwards and certain deductible temporary differences. At June 30, 2000 and December 31, 1999, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                                       2000            1999
                                                   ------------   ------------

   Net operating loss carryforwards (tax)          $      6,740   $      5,433

   Less: valuation allowance                             (6,740)        (5,433)
                                                   ------------   ------------

                                                   $          -   $          -
                                                   ============   ============

   As of June 30, 2000, the Company has net operating loss carryforwards of approximately $44,933 for Federal income tax return purposes, which expire through 2015. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the full amount of the deferred tax asset attributable to the net operating loss carryforward.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of regulation S-B.

Exhibit
No.               Title of Document

1 Agreement and Plan of Reorganization by and between Monarch Media and Entertainment Group, Inc. and
                  Intuitech Marketing Inc.

2                 Articles of Incorporation of the Company and related
                  Amendments

3                 Bylaws of the Company

4                 Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, there under duly authorized.

Monarch Media and Entertainment Group, Inc.


/s/  Tom Williams
-----------------
By:  Tom Williams, President



                                       20